Exhibit (p)(ii)

Summary Disclosure: JOHCM Group’s Personal Account Dealing Rules

1. Introduction

The Personal Account Dealing Rules (the Rules) apply to all Staff of the J O Hambro Capital Management Group (the Group).

Adherence to the Rules is a fundamental and absolute condition of service with the Group and violations may result in the imposition of sanctions on the Staff member, including suspension or dismissal.

A copy of the detailed rules is supplied to each Staff member when they join the Group and each quarter thereafter and when any updates are made.

2. Why do we have personal dealing rules?

Dealing in securities is fundamental to the Group’s business. We are an investment led organisation and individuals who work for the Group are therefore very likely to be interested in the financial markets and wish to invest for their own account. However, the Group has robust safeguards in place that are designed to ensure that all personal account dealing is undertaken in such a way that it complies with applicable laws and regulations, and that members of Staff do not abuse their position of trust or take personal advantage of their knowledge of client investment activity.

3. General Ethical Principles

In addition to the specific restrictions on certain personal securities transactions set out in the Rules, all Staffs are prohibited from:

•	employing any device or scheme to defraud any client or prospective client;

•

making to any client or prospective client any untrue statement of a material fact or omitting to state to such prospect or client a material fact necessary in order to make the statements made not misleading;

•	engaging in any act, practice or course of business which operates or would operate as a fraud or deceit upon any client or prospective client;

•	engaging in any manipulative practice with respect to any client or prospective client; and

•

revealing to any third party (except in the normal course of his or her duties on behalf of a client) any non-public information regarding securities transactions by any client or the consideration by any client or the Group of any securities transactions.

4. Who do the Rules apply to?

These rules apply equally to all Staff including their immediate family and connected persons where the Staff member has influence over the family’s or connected persons investment decisions. Staff means directors, full time employees, part-time and temporary employees and any other persons working within the Group’s premises for an extended period of time.

5. Prohibition on market abuse and conflicts of interest

Staff are required to adhere strictly to all applicable laws and regulations concerning insider dealing, market abuse and disclosure of material non-public information. Violations of these laws and regulations may result in disciplinary action by the Group as well as penalties under law.

In particular, no personal account dealing is permitted:

a.	in any shares which have been placed on the Group’s restricted list

b.	where the Staff member is in possession of inside information, or

c.	where to do so would cause a conflict of interest between Staff member and a client of the Group

6. What investments do the Rules apply to?

Transactions covered include:

•	buying

•	selling

•	subscribing for new issues

•	taking up of rights issues or similar, and

•	tender offers

All types of investments are covered unless they are:

a.

Held in a discretionary portfolio. No permission need be sought where a portfolio is managed by another party on a totally discretionary basis. However, Compliance must be provided with details of the discretionary fund managers.

b.	Transactions and holdings in units or shares in open ended / mutual funds that are not managed or advised by a Group company

c.	Securities that are direct obligations of any government (e.g. UK Gilts or US Treasuries).

d.

Money market instruments, such as bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements and shares in money market funds

e.	In private companies

f.	In crypto currencies, or

g.	In foreign exchange.

New issues / Initial Public Offerings (IPOs) - Staff are not permitted to participate in any new public issues unless it can be proved, to the satisfaction of Compliance, that the issue is genuinely open to all the public and that the potential allocations to the Staff member would not affect any proposed client orders.

7. Prior permission for Personal Dealing Activities

The basic rule is that Staff are required to obtain permission before all personal dealing transactions. This is done by completing a Personal Account Dealing Application Form on the Group’s intranet. Once completed, the form will be submitted for approval to Compliance. Once approved, dealing must take place within the following two days, otherwise permission will lapse.

8. Managing Conflicts with Client Orders – Basic Rule

The basic rules which Compliance will follow when determining whether to approve proposed personal trades and which Staffs should be mindful of when seeking permission for a personal trade are:

a.

With the exception of limited transactions in highly liquid companies on main world indexes, no personal trade may be undertaken (buy or sell) when there is a client order pending or where it is known or reasonably anticipated that an order will be placed for a client portfolio in the next 24 hours

b.

With the same limited exception, no personal trade may be undertaken (buy or sell) until the second business day following the completion of a client order (e.g., client deal completed Monday, Staff may trade Wednesday); and

c.	investments acquired during the past two months cannot be traded.

9. Contract Notes/Confirmations

Staff must ensure that a copy contract note /confirmation is uploaded onto the PA Dealing system on the Group’s intranet site within 30 days of execution, or face a 30-day ban as well as disciplinary action. Employees should also promptly update the system if they subsequently do not do a trade for which permission has been granted.

10. Quarterly Transactions reports

Staff are required to confirm in writing within 30 days of the end of each calendar quarter that they have complied with the Rules and to confirm all transactions made in the quarter. Compliance circulates a listing to each Staff member of all transactions approved during the quarter.

11. Holdings Reports

Staff are also required to provide the following reports to Compliance:

Initial Holding Reports. Within 10 days of becoming a member of Staff, each person must submit to Compliance:

a.	a signed or emailed confirmation of compliance with the Rules; and

b.

a copy statement of all investment accounts held with brokers or other financial institutions which fall within the scope of the Rules listing all personal holdings in those accounts. This information must be as at a date not more than 45 days prior to the date of becoming a Staff member and must include the title and type of security, number of shares, and principal amount of each reportable security. (Note that this same information must be provided in respect of all of the Staff member’s connected persons as set out above)

Annual Holdings Reports. Each Staff member must on or before 31 May in each year, submit to Compliance an annual holdings report, which is as up to date as possible containing:

a copy statement of all investment accounts held with brokers or other financial institutions which fall within the scope of the Rules This must include information relating to all transactions for which permission would have been required under the Rules, and should list all personal holdings in those accounts including the title and type of security, number of shares, and principal amount of each reportable security. (Note that this same information must be provided in respect of personal accounts of all connected persons within the scope of the Rules as set out above.)

12. Review

Review Procedures. Compliance is charged with supervising compliance with the Rules. In this supervisory role, Compliance shall, among other things, review at least quarterly the reports submitted with respect to Staff securities transactions for that quarter in order to:

•	ensure that adequate records are being kept under key regulations which apply to the Group and

•	determine if any Staff member has failed to adhere to the pre-clearance procedures or trading restrictions under the Rules.

Reporting of Violations. The supervision that Compliance carries out is designed to identify actual and potential breaches of the Rules, but each Staff member is also directly responsible for his or her own compliance. If any Staff member becomes aware that a violation has or may have occurred, this must be reported promptly to Compliance.

Sanctions. Any violations of the Rules will result in sanctions, determined according to the severity of the violation and whether it is a first or a repeat occurrence. For example, a first pre-clearance violation may result in a reminder of the Rules and some retraining. A second pre-clearance violation may entail a requirement to reverse the trade, with a disgorgement of any profits donated to charity. Further infringements may lead to more serious sanctions, including, subject to the Group’s normal disciplinary procedures, suspension or dismissal from the Group’s employment.

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